UNTIES STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14-F-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHINA TEL GROUP INC. (Name of Small Business Issuer in its charter)

NEVADA (State or other jurisdiction of Incorporation or organization)	98-0489800 (I.R.S. Employer Identification No.)

8105 Irvine Center Drive, Suite 800, Irvine, CA 92618

(Address of principal executive offices and Zip Code)

(949) 585-0222

Registrant’s telephone number, including area code)

NOT APPLICABLE

(Former name or former address, if changed from last report)

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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRIED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING

SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

June 13, 2008

     This Information Statement is being furnished to holders of record as of June 13 2008 of the Common Stock of China Tel Group, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “34 Act”), and Rule 14f-1 promulgated thereunder.

        No vote or other action by our shareholder is required in response to this Information Statement. Proxies are not being solicited.

     References throughout this Information Statement to the “Company”, “we”, “us” and “our” are to China Tel Group, Inc.

INTRODUCTION

         On May 22, 2008, the Company, Chinacomm Acquisition, Inc., a California corporation and wholly-owned subsidiary of the Company (“Chinacomm”), Trussnet USA, Inc., a Nevada corporation (“Trussnet”), and the shareholders of Trussnet (the “Trussnet Shareholders”) entered into an agreement for the business reorganization of Trussnet and Chinacomm wherein all of the issued and outstanding shares of common stock of Trussnet are being delivered to Chinacomm in exchange for shares of the Company’s Series A and Series B Common Stock. Chinacomm and Trussnet will conduct a short-form merger under the laws of the State of Nevada with Trussnet being the surviving corporation and a wholly-owned subsidiary of the Company (the “Reorganization and Merger Agreement”).

     After execution of the Reorganization and Merger Agreement, the Shareholders elected a new Board of Directors and the Board of Directors elected new Executive Officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT

     The following table sets forth information, as of June 13, 2008, with respect to the beneficial ownership of our common stock by each person known by us to be the beneficial owner of more than five percent (5%) of the common stock by each of our officers and directors, and by our officers and directors as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable officers and directors and five percent (5%) shareholders have the right to exercise in the next sixty (60) days) are exercised and additional shares of common stock are issued.

Beneficial Ownership as of June 13, 2008

Title of Class	Name and Address of	Amount and Nature	Percent of
	Beneficial Owner (1)	of Beneficial	Class (3)
		Ownership (2)

Common Stock	Horwitz, Cron & Jasper T N	60,909,089	69.75%
	Trust

	Four Venture, Suite 390
	Irvine, CA 92618

	(shares are held on behalf of
	other beneficial owners)

Total:		60,909,089	69.75%

(1)	Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2)	Under Rule 130d of the Exchange Act, shares not outstanding but subject to options, warrants, rights, and conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage for such other persons. None of our officers or directors has options, warrants, rights or conversion privileges outstanding.

(3)	Based on 87,325,595 common shares issued an outstanding as of June 13, 2008

INCOMING DIRECTORS AND EXECUTIVE OFFICERS

      The majority shareholder interest in the Company has voted such persons as the new Board of Directors of the Company until the next annual meeting of the shareholders. Mario Alvarez, Colin Tay, Michael Sugarman and Matthew Jennings are to be added to the board of directors and shall assume their position on the board of directors on June 24, 2008.

       George Alvarez will continue to serve as a member of the board of directors of the Company. Michael Laidlaw and Timmins have resigned from the board of directors of the Company and the Company has accepted their resignations.

     The Board of Directors has voted for the following persons to serve as the Executive Officers of the Company for the upcoming year until the annual Board of Directors Meeting. Colin Tay will serve as the President of the Company. Matthew Jennings will serve as the Company’s Secretary. George Alvarez will serve as the Company’s Chief Executive Officer and Mario Alvarez will serve as the Company’s Chief Operating Officer.

BIOGRAPHICAL INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS

COLIN TAY – Mr. Tay has more than 25 years of construction experience working in the markets of Asia. Mr. Tay was Co-Founder and a Director of VelociTel, Inc.,

VelociTel, LLC until 2001. In this capacity, Mr. Tay was also involved with the network design and build-out of over 20,000 wireless facilities in the United States and abroad. Some of Mr. Tay’s more notable projects have included Terminal II of Singapore’s Changi Airport, the Thamrin Commercial Plaza in Indonesia, the China World Trade Center, MRT Stations for Taiwan’s rapid transit system, the Kaohsiung Linden Hotel and the international data center for ACER Computer.

GEORGE ALVAREZ – Mr. Alvarez has more than 20 years of telecommunication, engineering and construction experience, delivering projects around the globe on-time and under budget. Prior to becoming Co-Founder of TrussGroup, Ltd. in 1993, Mr. Alvarez was Co-Founder, President, Chief Operating Officer and a Director of VelociTel, Inc., VelociTel, LLC and their predecessor company (a telecommunications architecture, engineering and construction company) until 2001. In this capacity, Mr. Alvarez was involved with the network design and build-out of over 20,000 wireless facilities in the United States and abroad.

MARIO ALVAREZ – Mario Alvarez is eminently qualified for his role as COO as he was previously associated with Trussnet USA as both an executive director and principal architect ever since that company’s formation. Prior to this, he was Chairman & Chief Executive Officer, a Director and the co-founder of VelociTel, LLC. In that capacity, Mr. Alvarez directed the VelociTel group from its formation as a portion of Mr. Alvarez's architectural practice into a multi-national organization with hundreds of employees throughout the world. Mr. Alvarez is a member of the American Institute of Architects, the National Council of Architectural Registration Boards and the Construction Specifications Institute. Mr. Alvarez is a licensed architect in 49 states. He received his B.A. in Architecture from the University of Washington and his M.A. in Architecture from the University of Idaho. In the course of his architectural and construction career, Mr. Alvarez has been involved in the construction of several billion dollars worth of telecommunications, commercial and residential projects.

MICHAEL SUGARMAN – Dr. Sugarman is a practicing medical doctor. He has been designated as one of the Best Doctors in America since 1999. He was a founder of Orange County Immunology Laboratory, and Morningside Retirement Center of Fullerton and served on the Board of Directors for many years with each of these companies. He has also served on the Board of Trustees of the St. Jude Hospital and St. Joseph Heritage Healthcare Board of Trustees. He is currently the President of St. Jude Heritage Medical Group, a physician group comprised of 150 practicing medical doctors.

MATTHEW JENNINGS – Mr. Jennings has owned and operated investment related businesses since 1996. In 2002, Mr. Jennings founded Westmoore – an entrepreneurial investment company offering a wide range of private placement investments. During the past five years as CEO, Mr. Jennings has grown the company from a few small funds to a multi-million dollar private investment and lending company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company has not determined the salaries of the Executive Officers of the Company.

COMMITTEES

The Company has not determined if any Board Committees will be constituted.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s Directors and Executive Officers and persons who own more than ten percent of a registered class of the Company’s Directors and Executive Officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, Directors and greater than ten percent shareholders are required by the SEC regulators to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, none of the officers, directors or shareholders of the Company is delinquent in any necessary filings under Section 16(a).

SIGNATURES

       In accordance with Section 13 or 15(d) of the securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TEL GROUP, INC.

Date: June 13, 2008	By: /s/George Alvarez

George Alvarez
Chief Executive Officer and
Member of the Board of
Directors